Exhibit 99.1

ioneer Signs Binding Lithium Offtake Agreement with Prime Planet Energy & Solutions

Highlights:

•	Lithium from ioneer’s Rhyolite Ridge project in Nevada will be supplied directly to Prime Planet Energy & Solutions, Inc. (“PPES”)

•
In support of end-to-end U.S. Electrified Vehicle supply chain and delivering on ioneer’s initiatives, lithium supplied by ioneer will be produced, refined and incorporated into lithium-ion batteries by PPES, which will promote electrification in the U.S. Market

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The 5-year binding Agreement is for a total of 4,000 tonnes per annum of lithium carbonate from ioneer’s Rhyolite Ridge Lithium-Boron operation in Nevada and represents approximately 19% of annual output in the first 5 years of production

•	Prime Planet Energy & Solutions is a joint venture battery company between Toyota Motor Corporation and Panasonic Corporation ioneer’s Executive Chairman, James Calaway, said:

“ioneer is grateful to announce another key milestone for our company with a lithium carbonate offtake agreement with PPES. PPES is a world-class organisation, and we look forward to being their trusted partner. This and the previously announced Ford and EcoPro agreements solidify ioneer’s focus on the U.S. Electric Vehicle supply chain infrastructure. We look forward to providing lithium materials to PPES and all our offtake partners for their growth in the EV global market.”

PPES’s President, Hiroaki Koda said:

“I am delighted to have a great partnership with ioneer in the battery supply chain, that can promote vehicle electrification toward realizing a carbon-neutral society. Having an agreement with ioneer provides PPES a first step in securing a U.S. supply of lithium, one of the most important parts for corresponding with the fast growing electrified vehicle industry. We have confidence in ioneer’s technology of refining sedimentary sourced lithium and their competitiveness, and are expecting it to strengthen the PPES supply chain.”

1 August 2022 – ioneer Ltd (“ioneer” or “the Company”) (ASX: INR, NASDAQ: IONR), an emerging lithium–boron supplier, is pleased to announce it has signed a binding offtake supply agreement ("Agreement") with the Prime Planet Energy & Solutions (“PPES”) joint venture between Toyota Motor Corporation ("Toyota") and Panasonic Corporation (“Panasonic”), in which ioneer will supply PPES with lithium carbonate from its Rhyolite Ridge Lithium-Boron Project ("Rhyolite Ridge") in Nevada.

ioneer Ltd. (ASX: INR, NASDAQ: IONR)   Suite 5.03, 140 Arthur Street, North Sydney, NSW 2060    T: +61 2 9922 5800    W: ioneer.com    ABN: 76 098 564 606

PPES is a battery production company established through joint-investment between Toyota, the world's largest automotive manufacturer by revenue, and Panasonic, a leading battery manufacturer.

Under the Agreement, ioneer will deliver 4,000 tons per annum (tpa) of lithium carbonate to PPES over a 5-year term. PPES will utilise ioneer's lithium carbonate to produce batteries for use in U.S. electric vehicles.

ioneer is expected to produce an annual average of approximately 20,600 tonnes of lithium carbonate/hydroxide along with approximately 174,400 tonnes of boric acid per year over the Rhyolite Ridge project’s 26-year life1. The dual production of lithium and boric acid allows ioneer to not only produce lithium in the U.S., but to do so at the very bottom of the global cost curve. ioneer anticipates commencing production in 2025 to support urgent requirements for battery materials in the United States.

This Agreement follows the two earlier binding offtake agreements2,3 and, in total represents the completion of pre-production lithium carbonate supply commitments it currently intends to make for Rhyolite Ridge.

Key terms of the Agreement with PPES include:

•	Product: Lithium carbonate
•	Contract Duration: 5 Years
•	Volume: 4,000 tpa
•	Price: Adjusted quarterly based on agreed price formula
•	Currency: USD per metric ton
•	Conditions Precedent: ioneer’s Final Investment Decision

This ASX release has been authorised by ioneer Managing Director, Bernard Rowe.

--ENDS--
Contacts

Matt Dempsey FTI Consulting	Alex Cowie NRW Communications
Investor & Media Relations (USA)	Investor & Media Relations (AUS)
T: +1 202-412-4241	T: +61 412 952 610
E: matt.dempsey@fticonsulting.com	E: alexc@nwrcommunications.com.au

1 Refer ASX release titled ‘ioneer Delivers Definitive Feasibility Study that Confirms Rhyolite Ridge as a World-Class Lithium and Boron Project’ announced 30 April 2020.
2 Refer ASX release titled ‘ioneer signs Binding Lithium Offtake Agreement with Ford’ announced 22 July 2022.
3 Refer ASX release titled ‘EcoPro Innovation increases Lithium Offtake Volume from Rhyolite Ridge’ released 16 February 2022.

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About ioneer

ioneer Ltd is the 100% owner of the Rhyolite Ridge Lithium-Boron Project located in Nevada, USA, the only known lithium-boron deposit in North America and one of only two known such deposits in the world. The Definitive Feasibility Study (DFS) completed in 2020 confirmed Rhyolite Ridge as a world-class lithium and boron project that is expected to become a globally significant, long-life, low-cost source of lithium and boron vital to a sustainable future. In September 2021, ioneer entered a 50/50 joint venture agreement with Sibanye Stillwater Ltd to advance the Rhyolite Ridge project. ioneer will be the operator of the Project, which is expected to come onstream in 2025.

About Prime Planet Energy and Solutions

Prime Planet Energy & Solutions (PPES) is a leading developer and manufacturer of prismatic lithium-ion batteries, primarily for automotive applications.  PPES offers optimum solutions that meet the needs of our customers using top-class products with industry-leading safety, quality, and performance, which have been developed and nurtured with the cooperation of an extensive range of business partners.  In December 2017, Toyota Motor Corporation and Panasonic Corporation agree to start studying the feasibility of a joint automotive prismatic battery business.  The two companies came to the shared realization that the popularization of electrified vehicles would be necessary to help address pressing social issues such as global warming, air pollution, the depletion of natural resources, and energy security, and that meeting customer demand and expectations around the world for electrified vehicles would help to realize a more sustainable society. Toyota and Panasonic agreed to establish a joint venture in January 2019 and that company, PPES, started operations in April 2020.

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